Exhibit 99.1

ProQR Announces $30 Million Strategic Convertible Debt Financing Agreement with Pontifax Ventures

•                  Extends ProQR’s cash runway into 2023

•                  ProQR can trigger conversion of the debt to equity at $7.88 per share, under certain conditions

LEIDEN, Netherlands & CAMBRIDGE, Mass., July 14, 2020 (GLOBE NEWSWIRE) — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA therapies for severe genetic rare diseases, today announced that it has entered into a $30 million convertible debt financing agreement with Pontifax Medison Debt Financing, the healthcare-dedicated venture and debt fund of the Pontifax life science funds.

“The access to capital provided by this facility is designed to increase our financial flexibility as we continue to advance our pipeline and build toward commercialization,” said Smital Shah, ProQR’s Chief Business and Financial Officer. “If fully drawn down, this capital would extend ProQR’s cash runway into 2023, which is beyond a number of anticipated catalysts and value inflection points for our clinical stage programs. Additionally, this funding will accelerate the advancement of our translational platform and discovery programs.”

“Pontifax is pleased to enter into this strategic financing partnership with ProQR as it continues to advance its pipeline of RNA therapies for inherited retinal diseases,” said Momi Karako, partner at Pontifax. “ProQR has expertise in antisense oligonucleotides, a productive platform, and a deep pipeline of novel RNA therapies focused on inherited retinal diseases, which fits well with our portfolio of companies that target transformative, cutting-edge life sciences technologies.”

Under the agreement with Pontifax, ProQR will have access to up to $30 million in convertible debt financing in three tranches of $10 million each that will mature over a 54 month period and have an interest-only period of 24 months.

Pontifax may elect to convert the outstanding loan into ProQR ordinary shares at any time prior to repayment at a conversion price of $7.88 per share, which is a 50% premium to the Company’s average closing share price during the 7 days prior to closing. ProQR also has the ability to convert the loan into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold.

In connection with the loan agreement, ProQR has agreed to issue to Pontifax warrants to purchase up to an aggregate of 190,424 shares of its common stock at an exercise price of $7.88 per share, which is a 50% premium to the average closing price during the 7 days prior to closing.

J. Wood Capital Advisors LLC and Perella Weinberg Partners LP acted as financial advisors and Goodwin Proctor LLP and Allen & Overy LLP acted as legal advisors to ProQR on this transaction.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include those relating to our debt facility with Pontifax and the use of proceeds therefrom, as well as those relating to our product candidates, pipeline, and platform. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com